UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*


                   GEOTEK COMMUNICATIONS, INC.
                         (Name of Issuer)


                   Common Stock, $.01 Par Value
                  (Title of Class of Securities)


                            373654102
                          (CUSIP Number)


                        Kenneth N. Shelton
           Schell Bray Aycock Abel & Livingston L.L.P.
                      Post Office Box 21847
                Greensboro, North Carolina  27420
                          (910) 373-8800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         September 1, 1995
               (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

CUSIP No. 373654102

____________________________________________________________
1            Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Vanguard Cellular Systems, Inc.
             56-1490590
____________________________________________________________
2            Check the Appropriate Box If a Member of a Group
             (See Instructions)
             a.
             b.
_________________________________________________________
3            SEC Use Only

____________________________________________________________
4            Source of Funds
             (See Instructions)

             WC, BK

____________________________________________________________
5            Check If Disclosure of Legal Proceedings Is
             Required Pursuant to Items 2(d) or 2(e)

____________________________________________________________
6            Citizenship or Place of Organization

             North Carolina
____________________________________________________________
                  7    Sole Voting Power
Number of               8,616,963
Shares            _________________________________________
Beneficially      8    Shares Voting Power
Owned By                    0
Each Reporting    _________________________________________
Person            9    Sole Dispositive Power
With                    8,616,963
                  _________________________________________

                  10  Shared Dispositive Power
                             0
                  _________________________________________


____________________________________________________________
11           Aggregate Amount Beneficially Owned by Each
             Reporting Person

              8,616,963
 ___________________________________________________________

12           Check If The Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions)

____________________________________________________________
13           Percent of Class Represented By Amount in Row (11)

              14.26%

____________________________________________________________
14           Type of Reporting Person (See Instructions)

             CO
____________________________________________________________

     Vanguard Cellular Systems, Inc. ("Vanguard") is filing this Amendment No. 4 dated September 1, 1995 ("Amendment No. 4") to the Schedule 13D dated January 7, 1994 (the "Original
Schedule 13D"), Amendment No. 1 to the Original Schedule 13D dated February 25, 1994 ("Amendment No. 1") and Amendment
No. 2 to the Original Schedule 13D dated April 27, 1995
("Amendment No. 2") and Amendment No. 3 to the Original Schedule
13D dated June 5, 1995 ("Amendment No. 3")(the documents collectively are referred to herein as the "Schedule 13D").

Item 1.  Security and Issuer.

    The Schedule 13D relates to Vanguard's beneficial ownership of common stock, $.01 par value, ("Common Stock") of Geotek Communications, Inc. (formerly Geotek Industries,
Inc.), 20 Craig Road, Montvale, N.J. 07645 ("Issuer").

Item 4.  Purpose of Transaction.

    As indicated in the Original Schedule 13D, Amendment No.
1, Amendment No. 2 and Amendment No. 3, Vanguard has acquired securities in the Issuer for investment purposes. Vanguard has no current intent to acquire control of the Issuer.

    The purpose of this Amendment No. 4 to the Schedule 13D is to report the closing on September 1, 1995 of Vanguard's agreement to purchase Series L Cumulative Convertible
Preferred Stock, par value $.01 per share, of the Issuer ("Preferred Stock") pursuant to a Stock Purchase Agreement by and among the Issuer, Vanguard and Toronto Dominion
Investments, Inc.("TDI") (the "Preferred Stock Purchase Agreement"). The Preferred Stock Purchase Agreement has been filed as Exhibit 10 to this Schedule 13D and is described in Item 4 of Amendment No. 3. Pursuant to the Preferred Stock Purchase Agreement, Vanguard agreed on May 25, 1995 (the "Closing Date") to purchase a total of 531,463 shares of Preferred Stock of the Isssuer for a purchase price of $5,000,003.90. Pursuant to the terms of the Preferred Stock Purchase Agreement, the shares were issued and paid for on September 1, 1995.

    The terms of the Preferred Stock are set forth in the Certificate of Designation of Series L Cumulative

Convertible Preferred Stock of Geotek Communications, Inc.
(the "Certificate of Designation"), which has been filed as Exhibit 11 to this Schedule 13D and is described in Item 4 of Amendment No. 3.

Item 5.  Interest in Securities of the Issuer.

         (a) Vanguard currently owns 2,800,000 shares of Common Stock, 531,463 shares of Preferred Stock convertible into Common Stock and the right to presently acquire 5,285,500 shares of Common Stock pursuant to options granted by the Issuer. Based on the number of shares the Issuer had outstanding on June 30, 1995, Vanguard may be deemed to beneficially own 14.26% of the outstanding shares of Common Stock of the Issuer.

         (b) Vanguard has sole voting and sole dispositive power with respect to all the shares referred to in Item
               5(a).

         (c)   N/A

         (d)   N/A

         (e)   N/A

Item 7.  Material to be filed as Exhibits.

         *(1)     Stock Purchase Agreement by and between Geotek
                  Industries, Inc. and Vanguard Cellular
                  Systems, Inc., dated as of December 29, 1993 filed as Exhibit 1 to Vanguard Schedule 13D dated January 7, 1994.

         *(2) Loan Agreement between Vanguard and various lenders led by The Bank of New York and The Toronto-Dominion Bank as agents, dated as of April 21, 1993, filed as Exhibit 2(a) to Vanguard's Current Report on Form 8-K dated as of April 21, 1993.

         *(3) Option Agreement by and between Geotek Communications, Inc. and Vanguard Cellular Systems, Inc. dated as of February 23, 1994 filed as Exhibit 3 to Vanguard Schedule 13D, Amendment No.1, dated February 25, 1994.

         *(4) Management Agreement by and between Geotek Communications, Inc. and Vanguard Cellular Systems, Inc. dated as of February 23, 1994 filed as Exhibit 4 to Vanguard Schedule 13D, Amendment No.1, dated February 25, 1994.

         *(5) Registration Rights Agreement by and between Geotek Communications, Inc. and Vanguard Cellular Systems, Inc. dated as of February 23, 1994 filed as Exhibit 5 to Vanguard
                  Schedule 13D, Amendment No.1, dated February
                  25, 1994.

         *(6) System Access Agreement by and between Geotek Communications, Inc. and Vanguard Cellular Systems, Inc. dated as of February 23, 1994 filed as Exhibit 6 to Vanguard Schedule 13D, Amendment No.1, dated February 25, 1994.

         *(7)     Stockholders Voting Agreement dated as of
                  February 23, 1994 filed as Exhibit 7 to
                  Vanguard Schedule 13D, Amendment No.1, dated
                  February 25, 1994.

         *(8) First Amendment to Loan Agreement between Vanguard and various lenders led by The Bank of New York and The Toronto-Dominion Bank as agents, dated as of January 31, 1994 filed as
                  Exhibit 8 to Vanguard Schedule 13D, Amendment No.1, dated February 25, 1994.


         *(9)     Letter dated April 17, 1995 to Mr. Yaron I.
                  Eitan, Chief Executive Officer of Geotek
                  Communications, Inc. from Vanguard Cellular

                  Systems, Inc. and Toronto-Dominion
                  Investments, Inc. filed as Exhibit 9 to
                  Vanguard Schedule 13D, Amendment No. 2 dated
                  April 27, 1995.

         *(10)    Stock Purchase Agreement By and Among Geotek
                   Communications, Inc. Vanguard Cellular Systems,
                  Inc. and Toronto Dominion Investmennts, Inc.
                  dated as of May 23, 1995 filed as Exhibit 10 to Vanguard Schedule 13D, Amendment No. 3, dated
                  June 5, 1995.

         *(11) Certificate of Designation of Series L C Cumulative Convertible Preferred Stock of Geotek Communications, Inc. Filed as Exhibit 10 to Vanguard Schedle 13D, Amendment No. 3, dated June 5, 1995.

         *(12)    Amendment to Vanguard Option, Management
                  Consulting and Registration Rights Agreements filed as Exhibit 10 to Vanguard Schedule 13D,
                  Amendment No. 3, dated June 5, 1995.

______________________
    * Incorporated by reference to the statement or report indicated.

                           SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: September 6, 1995



                                 VANGUARD CELLULAR SYSTEMS, INC.


                                 By: /S/ Richard C. Rowlenson
                                     Richard C. Rowlenson
                                     Senior Vice President